TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, CA 90405
(310) 566-1094
June 13, 2018

VIA  EDGAR:
Mr. Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:  TCP Capital Corp. – File No. 333-216716

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TCP Capital Corp. (the “Company”) hereby requests acceleration of the effective date of the Company’s Post-Effective Amendment No. 5 to the Registration Statement (File No. 333-216716) so that it may become effective at 4:00 PM (Eastern Time) on June 15, 2018, or as soon as practicable thereafter.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

James G. Sheridan
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-3689

Sincerely,

TCP CAPITAL CORP.

By:	/s/ Paul L. Davis
Paul L. Davis
Chief Financial Officer